EXHIBIT 12-B


                  CHRYSLER CORPORATION ENTERPRISE AS A WHOLE
             COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                     Six Months Ended
                                                         June 30,
                                                       (Unaudited)
                                                    ------------------
                                                      1995       1994
                                                    --------    ------
                                                 (in millions of dollars)
Net earnings from continuing operations            $    727   $  1,894
     Add back:
      Taxes on income                                   481      1,242
      Fixed charges                                     682        648
      Amortization of previously
       capitalized interest                              49         49
     Deduct:
      Capitalized interest                               90         89
      Undistributed earnings from
       less than fifty-percent owned
       affiliates                                         8          6
                                                   --------   --------
  Earnings available for fixed charges             $  1,841  $   3,738
                                                   ========  =========

     Fixed charges:
      Interest expense                             $    515   $    482
      Interest expense of unconsolidated
       subsidiaries                                       0          0
      Capitalized interest                               90         89
      Credit line commitment fees                         4          6
      Interest portion of rent expense                   73         71
      Gross up of preferred stock dividends of
       majority-owned subsidiaries (CFC) to a
       pretax basis                                       0          0
                                                   --------   --------
           Total fixed charges                     $    682   $    648
                                                   ========   ========

   Ratio of earnings to fixed charges                  2.70       5.77

   Preferred stock dividend requirements                 28         66

   Ratio of earnings to fixed charges and
    preferred stock dividend requirements              2.59       5.24

   Equity taken up in earnings of less than
      fifty-percent owned affiliates               $      8   $      6
   Deduct: Dividends paid by affiliates                   0          0
                                                   --------   --------
     Undistributed earnings from
      less than fifty-percent owned affiliates     $      8   $      6
                                                   ========   ========

For the purpose of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings are determined by adding back fixed charges to consolidated earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, interest portion of rental expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.